UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F   ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

EMBRAER ANNOUNCES PRICING OF US$ 1.0 BILLION NOTES DUE 2025 OFFERING

São José dos Campos, June 8, 2015 – Embraer S.A. (NYSE: ERJ; BM&F BOVESPA: EMBR3) hereby announces that today it has priced an offering of US$1.0 billion notes due 2025 with yield of 5.091% per annum, issued through its wholly-owned subsidiary Embraer Netherlands Finance B.V. The notes will be fully and unconditionally guaranteed by Embraer. The notes have been registered under the U.S. Securities Act of 1933 and are expected to be listed on the New York Stock Exchange.

The notes will bear a coupon rate of 5.050% per annum payable semi-annually. The notes will mature on June 15, 2025 and will be issued and sold at 99.682% of the principal amount.

Embraer will use a portion of the net proceeds to repay outstanding indebtedness and the remainder for general corporate purposes.

The joint bookrunners for the offering are Citigroup and Morgan Stanley.

Embraer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the notes. Before you invest, you should read the prospectus and related prospectus supplement and other documents that Embraer has filed with the SEC for more complete information about Embraer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and related prospectus supplement relating to the offering may also be obtained from Citigroup, at Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146 or e-mail at prospectusdept@citi.com, or Morgan Stanley, at Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone at 1-866-718-1649 or email at prospectus@morganstanley.com.

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security aviation segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC, including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer